Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

February 12, 2020

Ms. Susan Block Division of Corporation Finance Office of Real Estate & Construction U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Newborn Acquisition Corp. Amendment No. 1 to Draft Registration Statement on Form S-1 Filed February 4, 2020 File No. 333-235788

Dear Ms. Block:

On behalf of our client, Newborn Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated February 11, 2020 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended draft Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Susan Block February 12, 2020 Page 2

Amended Form S-1 filed February 4, 2020

Use of proceeds, page 40

1.	Please revise to clarify your statement on page 41 that "all public shareholders who vote against the amendment of [the investment management trust agreement] will be granted the right to convert their ordinary shares into their pro rata share of the aggregate amount then on deposit in the trust account" in light of your statement on page 27 that you "will offer each public shareholder the option to vote in favor of a proposed [amendment to the investment management trust agreement], and still seek conversion of his, her or its public shares."

Response: The disclosure on pages 27 and 41 has been revised to clarify that a public stockholder can elect to convert its shares regardless of whether the stockholder votes for or against the amendment or business combination.

Exhibits 4.5 and 4.6, page II-2

2.	We note that the Warrant Agreement filed as Exhibit 4.5 and the Rights Agreement filed as Exhibit 4.6 provide that the Company and Warrant Agent and the Company, respectively, agree that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, "which jurisdiction shall be exclusive." If these provisions require investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether the provision applies to actions arising under the Securities Act or Exchange Act. If the provisions are not intended to bind investors in this offering please revise the agreements to so clarify. If the provisions apply to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If the provisions do not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the above agreements state this clearly.

Response: The Warrant Agreement and Rights Agreement has each been revised to clarify that the indicated provision does not apply to holders of warrants or rights, as applicable, and does not apply to claims under the Securities Act or Exchange Act.

  Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner